Correspondence

DISCOVERY GOLD CORPORATION
PO BOX 181062
DENVER, COLORADO, 80218

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Greg Dundas and Paul Fischer
Washington, D.C. 20549

September 4, 2018

VIA EDGAR

Re: Discovery Gold Corporation
Registration Statement on Form 10-12G
Filed on July 30, 2018
File No; 000-54709

Dear Mr. Dundas and Mr. Fischer,

We are in receipt of the Securities and Exchange Commission’s letter dated August 23, 2018 regarding Discovery Gold Corporation’s registration statement on Form 10-12G filed on July 30, 2018. Below are our responses to the questions and comments raised in your letter. We have also filed a Form 10/A on the Edgar system.

Cautionary Note Regarding Forward-Looking Statements, page 3

1.
We note that you refer to Section 27A of the Securities Act. Because you are an issuer of a penny-stock, the safe harbor provisions for forward-looking statements of the Private Securities Litigation Reform Act of 1995 found in Section 27A of the Securities Act does not apply to you. Please revise to delete this mention of this safe harbor.

Answer: We have deleted the sentence:

“Some of the information in this Form 10-12g contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933.”

General Business Plan, page 4

2.	Revise to state whether the decision to acquire an entity will be subject to a shareholder vote.

Answer: We have added the sentence:

“The decision to acquire a particular entity will be made by the Board of Directors and will not be subject to a shareholder vote.”

Risk Factors, page 6

3.
Since you are a shell company, please revise to disclose the requirements that must be met under Rule 144(i) for your security holders to be able to rely on Rule 144 for the resale of your shares, and the effect these restrictions may have on the liquidity of a holder’ shares.

Answer: We deleted the risk factor on page 10 headed “RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE” and replaced it with the following:

“RULE 144 SALES MAY NOT BE AVAILABLE FOR SALES IN THE FUTURE AND ANY SUCH SALES MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders, many of our other shareholders, are "restricted securities" within the meaning of under the Securities Act of 1933, as amended. As restricted securities, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. However, Rule 144 (i)(1)  provides that Rule 144 cannot be relied upon for any resale of our securities if the Company has ever been a shell company (which we have admitted in our filing), except in compliance with the subsection (i)(2) of  Rule 144, which states:
"Notwithstanding paragraph (i)(1), if the issuer of the securities previously had been an issuer described in paragraph (i)(1)(i) but has ceased to be an issuer described in paragraph (i)(1)(i); is subject to the reporting requirements of section 13 or 15(d) of the Exchange Act; has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports….; and has filed current “Form 10 information” with the Commission reflecting its status as an entity that is no longer an issuer described in paragraph (i)(1)(i), then those securities may be sold subject to the requirements of this section after one year has elapsed from the date that the issuer filed “Form 10 information” with the Commission."
In order to comply with Rule 144(i)(2), the company would be required to (i) have file “Form 10 information” as a non-shell (commonly called a “Super 8-K”) and  (ii) be current with its filings under the Exchange Act, and 12 months shall have elapsed since the filing of the “Form 10 information.”

The practical effect is that these restricted shares are essentially illiquid and are unable to be sold by such holders into any public market, unless and until the requirements set forth in Rule 144 (i)(2) as set forth above have been met.  Brokers will not even allow the deposit of the shares, nor will the transfer agent allow the removal of the restrictive legend.

Plan of Operations, page 14

4.	Disclose whether you have any substantial basis for your statement that you may be able to rely on advances from your principle shareholders, officers and directors to obtain funding.

Answer: We have added the following:

“Our two principal shareholders have both indicated their intention to provide such funds as may be required for the Company to become, and remain, a fully reporting public company while seeking to create value for shareholders by merging with another entity with experienced management and opportunities for growth in return for shares of its common stock. Such intentions do not represent a binding commitment by these two principal shareholders and there is no guarantee that our two principal shareholders will be able to provide the funding necessary to achieve this objective.”

5.
Please disclose your plans to obtain the funding necessary to effect your business plan to merge with another entity. Discuss any obstacles or risk to obtaining such funding. In particular, explain that any offering of securities will be subject to Rule 419.

Answer: We have added the following:

“We currently believe that our two principal shareholders will be able to provide us with the funding necessary to effect our business plan to merge with another entity. However, while our two principal shareholders have both indicated their intention to provide us with sufficient funding to achieve this objective, there is no guarantee that they will be able to provide funding necessary to enable us to merge with another entity.

If we are unable to obtain the necessary funding from our two principal shareholders, we anticipate facing major challenges in raising the necessary funding to effect our business plan to merge with another entity. Raising debt or equity funding for small publicly quoted, penny stock, shell companies is always extremely challenging.

We may face a number of obstacles in our attempt to raise funding to achieve our objective of merging with a yet to be identified company or group. One of those is Rule 419, under the Securities Act of 1933.

Rule 419 defines a "blank check company" as a company that: i. Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and ii. Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

We are a “blank check company” and therefore, in order to raise public or private funds,  we must comply with the requirements of Rule 419 which includes restrictive escrow and other provisions. These provisions will make it difficult, if not impossible, for us to raise funds for the company.

Therefore, because of these difficulties in raising funding in penny stock or shell companies, if our two principal shareholders  are unable to provide us with the funding required to merge with another entity, it is very likely that we will be unable to implement our business plan to merge with another entity to create value for all of our shareholders”.

Subsequent Events, page 20

6.	Please file as an exhibit the agreement with your principal outstanding creditor and the two majority shareholders discussed in this section.

Answer: The agreement the with our principal outstanding creditor and the two majority shareholders discussed in this section is filed as Exhibit 10.1 of the Form 10/A filed on the Edgar system

Directors and Executive Officers, page 21

7.	Please provide clear disclosure regarding Stephen Flechner’s principal business activities during the last five years, including dates.

Answer: We have deleted Mr. Flechner’s previous biography and replaced it with the following:

“Mr. Flechner was appointed as President, Chief Executive Officer and director of the Company on April 19, 2012, and as Chief Financial Officer effective February 23, 2017. During the last five years, in addition to work for the Company, Mr. Flechner has been President of Centennial Mining since October 2015; Centennial is a Nevada corporation that put together the Corcoran silver project (consisting of 253 mining claims in Nye County, Nevada), and sold it in December 2017 to an Australian company. Mr. Flechner has also consulted since March 2017 with E-79 Media, LLC, a California company engaged in digital media and music lifestyle. Previously, he served various private and publicly traded companies in senior management or consulting roles. From 1979 to 1993 he was vice president/general counsel of Gold Fields Mining Company, the U.S. operating subsidiary of the former South African mining giant, Consolidated Gold Fields of London. During his tenure with Gold Fields U.S., the organization grew from 20 to 1200 people while developing three highly profitable gold mines, two of which were subsequently acquired by Newmont Mining. Mr. Flechner is a graduate of the Yale Law School; formerly practiced corporate, M&A and securities law for New York law firms and NYSE-traded conglomerates; and has lectured at the Rocky Mountain Mineral Law Institute on “Environmental Laws & Regulations Governing Gold Mining.”

Committees of Board of Directors, page 22

8.	Revise to state who serves on the committees discussed.

Answer: We have added the following:

“As the Board of Directors currently comprises only two directors, Mr. Flechner and Mr. Shearing, at this time we do not maintain separate compensation and audit committees. Instead, the functions of these committees are being undertaken directly by the Board itself.”

Conflicts of Interest – General, page 22

9.	Please revise to clarify your expectations regarding how much of their business time Messrs. Flechner and Shearing will devote to the business of the Company.

Answer: We have added the following:

“As the sole executive officer of the Company, Mr. Flechner has the responsibility of maintaining the Company’s reporting status, identifying potential merger candidates and negotiating the consummation of such a merger. Mr. Flechner is anticipated to devote approximately 50% of his business time to these activities.

As a non -executive director of the Company, Mr. Shearing is not anticipated to devote more than 5% of his business time to the Board activities of the Company”

Correction of Telephone Number

We have also taken this opportunity to correct our phone number from the incorrect 303-395-3855 to the correct 303-305- 3855.

We confirm that we understand that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments and action or absence of action by staff.

We hope these amendments meet with your approval.

Yours sincerely
For and on behalf of
Discovery Gold Corporation

/s/ Stephen Flechner
Stephen Flechner
Chief Executive Officer